

Mail Stop 7010

December 30, 2008

By U.S. Mail and Facsimile

Mr. John G. Murchie
Vice President, Treasurer and Controller
OurPet's Company
1300 East Street
Fairport Harbor, OH 44077

>   **Re: OurPet's Company**
>   **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
>   **Form 10-Q for the Fiscal Quarter Ended September 30, 2008**
>   **Form 8-K Filed October 28, 2008**
>   **File No. 000-31279**

Dear Mr. Murchie:

        We have reviewed your filings and have the following comments. Where
indicated, we think you should revise your documents in response to these comments. If
you disagree, we will consider your explanation as to why our comments are inapplicable
or a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Item 6. Management's Discussion and Analysis, page 9
Liquidity and Capital Resources, page 11

1.   You disclose in your document the target ratios that you are required to maintain
        for your line of credit. In future filings please also quantify and disclose the
        actual ratio for each financial covenant you disclose, and any other material
        financial covenants you are subject to, as of the date of the latest balance sheet
        presented.

Consolidated Statements of Operations, page 23

2.   We note that you classify litigation expense outside of income from operations. It appears to us that this item should be classified within income from operations. Please advise.

Litigation, page 36

3.   Please provide us with your assessment as to the probability (remote, reasonably possible, probable) of material losses related to the patent infringement matter as of the date of your response.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Item 2. Management's Discussion and Analysis, page 12
Liquidity and Capital Resources, page 15

4.   Please supplementally tell us whether you are in compliance with your financial covenants at September 30, 2008. Additionally, please revise future filings to disclose whether you are in compliance with your debt covenants as of the date of the latest balance sheet presented.

5.   Given the significance of your litigation expense for the nine months ended September 30, 2008, please expand your disclosure in future filings to address how the patent litigation matter has affected your liquidity during the current period, including its impact on your financial covenants, as well as the anticipated impact on your operating cash flows during 2009, and how you intend to meet your operating cash requirements in the coming year given this matter.

Form 8-K filed April 30, 2008
Form 8-K filed August 6, 2008
Form 8-K filed October 28, 2008

6.   We note that your disclosure of the non-GAAP measures "income before litigation expense" and "EBITDA before litigation expense" appear to violate Item 100(a) of Regulation G. Please revise future filings accordingly.

*   *   *

        Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief